                            Amendment to the By-Laws
                                       of
        Credit Suisse Warburg Pincus New York Intermediate Municipal Fund

Pursuant to Article VIII of the By-Laws of Credit Suisse Warburg Pincus New York Intermediate Municipal Fund, the name has changed to Credit Suisse New York Municipal Fund.

Dated the 12th day of December, 2001